Exhibit 12.1
Calculation of Ratio of Earnings to Fixed Charges
(In Thousands)

						Pro Forma	Six Months Ended
	2002(1)	2003(1)	2004(1)	2005(1)	2006(1)	2006(2)	30-Jun-07

Earnings:
Pretax income from:
Continuing operations before income taxes	$18,963	$19,823	$24,662	$34,206	$31,933	$(20,134)	$10,150
Minority interest not incurring fixed charges	(2,594)	$(2,278)	$(1,801)	$(1,809)	$(1,652)	$(1,652)	$(2,317)
Fixed charges	3,538	4,086	3,911	11,109	43,299	262,758	121,194
Amortization of capitalized interest	—	—	—	—	6	64	32
Less: Capitalized interest	—	—	—	—	(254)	(1,286)	—

Total earnings	$19,907	$21,631	$26,772	$43,506	$73,332	$239,750	$129,059

Fixed Charges:
Interest expense	$1,030	$774	$909	$5,390	$34,509	$227,174	$101,403
Capitalized interest	—	—	—	—	254	1,286	—
Amortization of debt costs	—	—	—	603	1,054	21,021	12,675
Interest portion of rentals	2,508	3,312	3,002	5,116	7,482	13,277	7,116

Total fixed charges	$3,538	$4,086	$3,911	$11,109	$43,299	$262,758	$121,194

Rentals	5,015	6,624	6,003	10,232	14,963	26,553	14,232
Times rentals by 50%	2,508	3,312	3,002	5,116	7,482	13,277	7,116

Ratio of Earnings to Fixed Charges	5.63	5.29	6.85	3.92	1.69	—	1.06

(1)	Reflects calculation of ratio of earnings to fixed charges of Tropicana Casinos and Resorts.

(2)	Reflects calculation of ratio of earnings to fixed charges of Tropicana Entertainment on a pro forma basis to give effect to the Aztar Acquisition and the corporate reorganization that occurred immediately prior to the consummation of the Aztar Acquisition. For this period, earnings were inadequate to cover fixed charges by $23 million.